October 12, 2010

Mr. Lyn Shenk, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Rentrak Corporation
Form 10-K: For the Fiscal Year Ended March 31, 2010
Filed on June 14, 2010
File No. 000-15159

Dear Mr. Shenk:

This letter sets forth the responses of Rentrak Corporation (“Rentrak”) to the staff’s comment letter dated October 5, 2010. We’ve restated the staff’s comments which are followed by our response.

Form 10-K: For the Fiscal Year Ended March 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue Recognition, page 38

1.	We note your response to our prior comment two. Please revise your future filings to disclose a quantification of the amount of guaranteed minimum revenue recognized during the current and prior two years, that these arrangements relate to individual titles, that the amounts are nonrefundable, and your basis as to why it is appropriate to recognize these guaranteed minimum revenues on the street date rather than over the estimated life of the respective title similar to the disclosure provided in your response letter.

Response:

We will revise our future filings to include disclosure similar to our prior response to the staff’s comment two that will include the following:

a.	A quantification of the amount of guaranteed minimum revenue recognized during the current and prior two years, and

b.	A statement that these amounts are nonrefundable and that our arrangements relate to individual titles, and

c.	An explanation of why we recognize this revenue on the street date rather than over the estimated life of the respective title based on applicable accounting guidance.

Advertising Expense, page 41

2.	We note your response to our prior comment four. Please revise future filings to disclose the amounts of unaccountable reimbursements recognized for each period presented.

Response:

We will revise our future filings to disclose the amounts of unaccountable reimbursements recognized for each period presented.

Note 7, Acquisition of Nielsen EDI-Business, page 44

3.	We note your response to our prior comment five. Please revise your future filings to disclose how you determined that the global relationships intangible asset of $7.4 million resulting from the acquisition of Nielsen EDI Limited has an indefinite useful life similar to the language provided in your response letter.

Response:

We will revise our future filings to disclose, in language similar to that provided in our prior response to the staff’s comment five, how we determined that the global relationships intangible asset of $7.4 million has an indefinite useful life.

On behalf of Rentrak Corporation, the undersigned hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to our responses to the staff’s comments set forth above. Please call me at (503) 284-7581 x724 if you have any questions or require additional information.

Sincerely,

/s/ David I. Chemerow
David I. Chemerow
Chief Operating Officer & Chief Financial Officer

DC:jg